02043339

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECD S.E.C.
JUL 19 2002
1086

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended July 17, 2002

PROCESSED
JUL 22 2002
THOMSON
FINANCIAL

Elan Corporation, plc
(Translation of registrant's name into English)

Lincoln House, Lincoln Place, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

élan Corporate Bulletin

FOR IMMEDIATE RELEASE

Contacts:

Investors: (U.S.)
Jack Howarth
Ph: 212-407-5740
800-252-3526

Investors: (Europe)
Emer Reynolds
Ph: 353-1-709-4000
00800 28352600

Media:
Sunny Uberoi
Ph: 212-407-5740

ELAN RESCHEDULES ANNUAL GENERAL MEETING FOR AUGUST 19, 2002

DUBLIN, IRELAND, July 17, 2002 -- Elan Corporation, plc (NYSE: ELN) ("Elan") announced that it will now hold its Annual General Meeting ("AGM") on August 19, 2002 at 10.30 a.m. in the Burlington Hotel, Dublin 4, Ireland. Elan still expects to report its second quarter 2002 earnings on July 31, 2002.

Elan is a leading worldwide, fully integrated biopharmaceutical company headquartered in Ireland, with its principal facilities located in Ireland and the U.S. Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases and the development and commercialization of products using its extensive range of proprietary drug delivery technologies. Elan shares trade on the New York, London and Dublin Stock Exchanges.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ELAN CORPORATION, plc

By: ______________________

William F. Daniel
Company Secretary

Date: July 19, 2002